------------------ www.electrovaya.com

ELECTROVAYA INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED SEPTEMBER 30, 2021

December 17, 2021

------------------ www.electrovaya.com

ELECTROVAYA INC.

ANNUAL INFORMATION FORM

ELECTROVAYA INC.

ANNUAL INFORMATION FORM

Unless otherwise indicated herein, the information set out in this annual information form ("AIF") is current to December 17, 2021 and is presented in US dollars.

This AIF contains forward-looking statements including statements with respect to the effect of the global COVID-19 novel coronavirus pandemic and its impact on the Company's supply chain, customer demand and order flow, its health implications on employees and other stakeholders, and its effect on the Company's delivery schedule, other factors impacting revenue, the competitive position of the Company's products, global trends in technology supply chains, the Company's strategic objectives and financial plans, including the operations and strategic direction of Electrovaya Labs, the Company's products, including E-bus and electric lift truck applications and the potential for revenue from new applications (including the e-bus market), cost implications, continually increasing the Company's intellectual property portfolio, additional capital raising activities, the adequacy of financial resources to continue as a going concern, and also with respect to the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates generally. Forward-looking statements can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negatives thereof) and words and expressions of similar import. Readers and investors should note that any announced estimated and forecasted orders and volumes provided by customers and potential customers to Electrovaya also constitute forward-looking information and Electrovaya does not have (a) knowledge of the material factors or assumptions used by the customers or potential customers to develop the estimates or forecasts or as to their reliability and (b) the ability to monitor the performance of the business its customers and potential customers in order to confirm that the forecasts and estimates initially represented by them to Electrovaya remain valid. If such forecasts and estimates do not remain valid, or if firm irrevocable orders are not obtained, the potential estimated revenues of Electrovaya could be materially and adversely impacted.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the outcome of such statements involve and are dependent on risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Material assumptions used to develop forward-looking information in this MD&A include, among other things, that that current customers will continue to make and increase orders for the Company's products; that the Company's alternate supply chain will be adequate to replace material supply and manufacturing; that the Company's products will remain competitive with currently-available alternatives in the market; that the alternative energy market will continue to grow and the impact of that market on the Company; the purchase orders actually placed by customers of Electrovaya; customers not terminating or renewing agreements; general business and economic conditions (including but not limited to currency rates and creditworthiness of customers); the relative effect of the global COVID-19 public health emergency on the Company's business, its customers, and the economy generally; that any settlement of claims with respect to Litarion will proceed on the agreed upon terms; actions taken by creditors and remedies granted by German courts in the Litarion insolvency proceedings and their effect on the Company's business and assets; negative reactions of the Company's existing customers to Litarion's insolvency process; the Company's liquidity and capital resources, including the availability of additional capital resources to fund its activities; the Company's ability to consolidate its shares in contemplation of listing on NASDAQ; the Company's application and ability to list its common shares on NASDAQ; industry competition; changes in laws and regulations; legal and regulatory proceedings; the ability to adapt products and services to changes in markets; the ability to retain existing customers and attract new ones; the ability to attract and retain key executives and key employees; the granting of additional intellectual property protection; and the ability to execute strategic plans. Information about risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found herein under the heading "Risk Factors", and in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by law.

1. Corporate Structure

1.1 Name, Address and Incorporation

The company's full corporate name is Electrovaya Inc. (the "Company" or "Electrovaya"), which, as used herein, refers to Electrovaya Inc., its predecessor corporations and all of its subsidiaries (unless the context otherwise requires).

Our registered and head office is located at 6688 Kitimat Road, Mississauga, Ontario L5N 1P8. Our telephone number and website address are (905) 855-4610 and www.electrovaya.com, respectively.

Electrovaya was incorporated under the Business Corporations Act (Ontario) in September 1996. With the approval of our shareholders, we split our common shares on a three for one basis on September 18, 2000. We were listed on the Toronto Stock Exchange under the ticker symbol "EFL" in November 2000. On March 26, 2002, our shareholders approved the change of our name to "Electrovaya Inc." from "Electrofuel Inc.". We also trade on the OTCQB market under the ticker symbol EFLVF.

On February 17, 2021 at a Special Meeting of the Shareholders, a resolution was passed to amend the articles of the Corporation to change the number of issued and outstanding common shares of the Corporation by consolidating the issued and outstanding common shares on the basis of one new common share for every 5 existing common shares (or such lower consolidation ratio as may be determined by the Board). Such consolidation would ultimately only become effective at a future date determined by the Board if the Board determined it was in the best interests of the Corporation to implement a consolidation. There is no assurance that the Board will decide to implement a share consolidation and the Common Shares may remain unconsolidated indefinitely.

The Company designs, develops and manufactures lithium-ion batteries and systems for materials handling electric vehicles, primarily warehouse forklifts, as well as for other electric transportation applications and electric stationary storage and other battery markets. The Company has a team of mechanical, electrical, electrochemical, materials science, battery and system engineers able to provide clients with a "complete solution" for their energy and power requirements

1.2 Our Vision, Mission and Values

Our vision is to deliver our enabling lithium ion battery technology for the emerging energy transformation and for the mitigation of climate change through the reduction of greenhouse gases, thus contributing to a sustainable planet.

Our mission is to provide valuable and innovative solutions to our customers globally, create rewarding opportunities for our team, provide extraordinary value to our shareholders and power energy transformation to clean technology. We intend to accomplish this through the use of our lithium ion battery expertise to deliver a series of products which focus on maximising the cycle- life of the battery for mission critical and intensive use applications. We developed cells, modules, battery management systems, software and firmware necessary to deliver systems for discerning users.

Our values reflect our core beliefs. Our core beliefs and driving focus are safety and cycle life through innovation, discipline and excellence.

1.3 Intercorporate Relationships

The following diagram illustrates the intercorporate relationships between the Company and its material subsidiaries, and the percentage of votes attached to all voting securities of the material subsidiary owned, controlled, or directed, directly or indirectly, by the Company, and the subsidiary's respective jurisdiction of formation.

2. General Development of the Business

2.1 Summary of the Business

We design, develop and manufacture lithium-ion batteries and systems for Materials Handling Electric Vehicles ("MHEVs") and other electric transportation applications, as well for electric stationary storage and other battery markets. Our main businesses include:

• lithium-ion batteries to power MHEVs including forklifts and Automated Guided Vehicles as well as accessories such as battery chargers to charge the batteries;

• electromotive power products for electric trucks, electric buses and other transportation applications;

• industrial products for energy storage; and

• specialty applications which require complex power solutions, including competencies in building systems for third parties.

Electrovaya has a team of mechanical, electrical, electrochemical, materials science, battery and system engineers able to give clients a "complete solution" for their energy and power requirements. Electrovaya also has substantive intellectual property in the lithium-ion battery sector.

We believe that our battery and battery systems contain a unique combination of characteristics that enable us to offer battery and energy solutions that are competitive with currently available advanced lithium-ion and non-lithium-ion battery technologies. These characteristics include:

• Safety: We believe our batteries provide an industry leading level of safety in a lithium- ion battery. Safety in lithium-ion batteries is becoming an important performance factor and original equipment manufacturers ("OEMs") and users of lithium-ion batteries prefer to have the highest level of safety possible in such batteries.

• Cycle life: Our cells are in the forefront of battery manufacturers with respect to cycle life, with excellent rate capabilities. Cycle life is generally controlled by the parasitic reactions inside the cell and these reactions have to be reduced in order to deliver industry leading cycle life. Higher cycle life is critical and necessary in many intensive applications such as e-forklifts, e-bus, e-taxi, e-trucks, energy storage and of important value to less intensive applications such as e-passenger cars. In general, the greater the cycle life, the lower the total cost of ownership is for heavy duty applications.

• Energy, Power and form factor: Electrovaya's technology focus is optimised to provide batteries of superior energy density, packing density high power and fast charging capabilities.

• Battery management system: Our latest 5th generation battery management system has developed over the years, and provides excellent control and monitoring of the battery with advanced features as well as communication to chargers and electric vehicles, as well as "internet of things" and remote monitoring functionality.

Additional information can be found in the Company's Management's Discussion and Analysis for the year ended September 30, 2021.

2.2 Three-Year History

During the last three years, Electrovaya has developed advanced lithium-ion battery systems with integrated battery management, principally for the electro-mobility industry. We have developed over 30 models for the electric forklift market. We have also successfully launched an e-bus and e-truck battery. Our focus is on expanding our customer base through three primary sales channels.

OEM Partner Sales Channel

In May 2019 after an extensive qualifying review Raymond Corp., a wholly owned subsidiary of Toyota and the largest material handling OEM in North America, and Electrovaya entered a Raymond Dealer Network Sales Agreement. This allowed Electrovaya to sell directly through the extensive Raymond dealer network.

In November 2020 Electrovaya received UL2580 listing for its full line of 24v and 36v material handling batteries. In December 2020 Electrovaya and Raymond signed a Strategic Supply Agreement. The agreement provides Raymond with exclusively distributed Raymond branded "Energy Essentials" lithium-ion batteries that are UL 2580 Listed and compatible with most class I, II and III Raymond lift trucks.

The Company is well positioned to grow sales through this strategic alignment with the market leader in material handling.

Direct Sales Channel

Direct sales are generated by the Company's own direct sales team. The direct sales team is responsible for customers including those with significant warehousing, logistics and material handling requirements, such as Walmart and Mondelez, as well as other customers in Canada and the United States.

The Company's first sale of lithium ion batteries for the material handling sector was in July 2017 to Mondelez. Walmart's first major order was in September 2017 for the conversion of one distribution centre. Subsequently Walmart has converted two further distribution centres to the Company's Lithium ion batteries. The Company continues to experience growth from new and existing customers, many of them Fortune 1000 companies.

This sales channel is distinct from the OEM partner sales channel as these customers are generally ordering replacement batteries for existing forklifts, which may be for forklifts other than our OEM partner's. This therefore represents a complementary sales channel to our OEM partner sales channel, as opposed to a competitive sales channel.

E-bus & E-truck Sales Channel

In November 2019 the Company received an contract from Sustainable Development Technology Canada for C$3.8 million to support development of e-bus & commercial vehicles.

The Company received its first purchase order for an E-bus battery in May 2019. In March 2021 the Company announced its first delivery and launch of e-bus products.

In October 2021 the Company announced a Strategic Supply Agreement with e-bus and e-truck manufacturer Vicinity Motor Corp., a leading supplier of electric, compressed natural gas and clean diesel vehicles. The strategic supply agreement is for the supply of battery systems for Vicinity's line of Vicinity Lightning™ EV buses and fully electric VMC 1200 Class 3 trucks.

2.3 Narrative Description of the Business

2.3.1 Overview of Products & Services Electric Vehicle

The electric vehicle sector is quickly growing with increased global pressure on reducing carbon emissions and includes everything from electric forklifts, electric buses, electric trucks and electric passenger vehicles. Our focus is addressing applications where a lithium-ion battery will be used intensively, as intensive users tend to place a higher value on higher performance and safer technology and also get clearer lower cost of ownership with a higher performing and longer cycle life product. Examples of intensive use of lithium-ion batteries in the electric vehicle space include electric trucks, electric forklifts, electric buses and other industrial vehicle systems. These vehicles are generally driven 16 to 24 hours per day as opposed to a passenger vehicle whose average usage is about 1-4 hours a day. The intensive use vehicles need fast charging and in the case of forklifts operating 24/7, can be working over 100,000 miles/year, on a work equivalency and they need high performance lithium ion batteries.

To meet the needs of the electric vehicle market the Company has two battery platforms, the Infinity Platform and the Solid State Platform.

Infinity Platform

The Infinity Platform is our lithium ion solution where safety and longevity with excellent energy and power are critical. Ideally suited for intensive users such as e-bus, e-forklift and e- trucks. Offers the lowest holistic cost and highest value for our intensive demanding users including Toyota, Raymond, Walmart and others.

Solid State Platform

The Solid State Platform is our solution for the high volume and low cost automotive market. This platform is in the development stage but showing promising progress with commercial production targeted for 2023. The solid state platform shows promise to be the lowest initial $/energy (kWh) and highest energy density. Ideally suited for e-passenger cars who need the lowest initial cost (sticker price). Currently under development with patents filed to protect IP.

2.3.2 Sale of Products

In the last three years, Electrovaya has focussed its sales efforts primarily on the electric forklift and material handling market but we have recently added the e-bus and e-truck sectors as key focus areas. Our geographical focus is North America as the market is both large and diverse in this sector.

For our batteries powering electric forklifts, there are two main market sales channels as detailed in section 2.2 Three-Year History, the OEM Partners sales channel and the Direct sales channel. The OEM sales channel generally focuses on the sale of new forklift sales where the new vehicle has to be powered; while the Direct sales channel focuses on the replacement market, as the lead acid batteries in a forklift truck may need to be changed every few years.

Our third sales channel is the e-bus and e-truck market. This is a fast growing market as Governments push for greener transit solutions. The Company believes it is continuing to make significant progress in the e-bus market and anticipates increased revenue from this segment in the 2022 & 2023 fiscal years.

Electrovaya has achieved UL2580 ("Underwriters Laboratories" or "UL") listing across its line of 24V and 36V forklift batteries. The safety certification covers more than 25 different models and is a key milestone for the Company. This UL certification shows the Company's continued commitment to safety and quality. Our R&D and Engineering teams were responsible for achieving this listing, which also leverages some of the key safety technologies that Electrovaya owns, including critical cell and systems IP. These technologies will be critical for broad implementation of lithium ion battery technology.

2.3.3 Competition

The battery industry is highly competitive. Electrovaya competes with a large number of market participants including pure-play battery providers, diversified technology and industrial vendors and strategic joint ventures. Our primary competitors are included in the following summary below:

• MHEVs including forklifts and Automated Guided Vehicles. Competition in this group includes alternative power sources such as lithium ion batteries, lead acid batteries, hydrogen fuel cells and other power sources including fossil fuels. Our lead acid battery competitors include EnerSys, East Penn Manufacturing Company and Exide Technologies Inc. Our hydrogen fuel cell competitors include Plug Power, Ballard as well as forklift manufacturers Hyster Yale and Linde. Competitors in the lithium ion battery sector include Navitas Systems, Green Cubes, and Flux Power as well as EnerSys.

• Stationary Energy Storage. Competition includes manufacturers and system integrators. We compete primarily with LG Chem, Panasonic, Tesla, SAFT, BYD, NEC, Samsung, SK Innovation, Toshiba, Leclanche, and others.

• Other Electric Vehicle Battery Systems. We compete primarily with LG Chem, Johnson Controls, SAFT, Samsung, SK Innovation, BYD, CATL, Enersys, Panasonic, and others.

To compete successfully, we intend to continue to build on the advantages offered by our technology.

2.3.4 Research and Development

Electrovaya continues to research, develop and commercialize improved lithium-ion batteries and associated technologies with longer life, higher energy density and increased safety. The Company primarily uses "NCM" (nickel cobalt manganese anode based cells). The NCM cathode is a lithiated nickel and mixed metal oxide based system that distinguishes itself with 50% or more higher energy density compared to phosphate based lithium-ion batteries, resulting in more stable chemistry than some higher-energy chemistries. When combined with other Electrovaya technologies including specialized electrolytes and composite separators, the end result is a cell with competitive advantages in performance, cycle life and safety.

Electrovaya is committed to investing in developing better products for our customers and pursuing research activities that prepare us for the future. To date, Electrovaya has invested more than $80 million (Cdn $100 million) in research & development and manufacturing advances, and 39% of our revenues during the 2021 fiscal year were reinvested in research and development.

At the system level, our team of engineers in Mississauga continues to develop the mechanical, thermal, electrical, and control systems for innovative battery systems for our clients, enabling us to offer a complete solution for their specific power or energy requirements. Electrovaya has expanded its engineering team in the current fiscal year.

In June 2021 the Company announced that it has established a new operating division: Electrovaya Labs. Electrovaya Labs will conduct ongoing research into next generation cells and batteries in the areas of solid-state cells, electrode production and higher energy density batteries, and will generate additional intellectual property and patent applications in connection with same.

2.3.5 Intellectual Property

Electrovaya has a program to enhance its intellectual properties and owns many patents. These patents cover our fundamental structural technology innovations, our system level designs including our intelligent battery management system for transportation, as well as some nanomaterial developments. Our patents are issued globally and typically across the United States and Canada. In some cases we do file into other jurisdictions such as Europe, India, China, Japan and other countries where potential markets and/or manufacturing activities make patent protection desirable and economically justifiable. Electrovaya recently also acquired about 30 patents mainly on ceramic composite separators and lithium ion cells.

We seek to protect our intellectual property, including our technological innovations, products, software, manufacturing processes, business methods, know-how, trade secrets, trademarks and trade dress by law through patents, copyright and trademark law, by contract through non- disclosure agreements, and through safeguarding of trade secrets.

Our patent portfolio, trade secrets and proprietary know-how are an important component in protecting our battery innovations and our manufacturing processes. We further protect our trade secrets and proprietary know-how by keeping our facilities physically secure, disclosing relevant information only on a need-to-know basis and entering into non-disclosure agreements with our potential customers, employees, consultants and potential strategic partners, and by treating and marking the confidential information as confidential.

We will continue to apply for patents resulting from ongoing research and development activities, acquire, or license patents from third parties, if appropriate, and further develop the trade secrets related to our manufacturing processes and the design and operation of the equipment we use in our manufacturing processes.

2.3.6 Employees

As of September 30, 2021 we had approximately 51 full-time employees as well as contract employees and consultants. We believe we enjoy a good and productive relationship with our employees.

2.3.7 Impact of COVID-19 Pandemic

Electrovaya is deemed an essential business and has so far operated without major interruption during the COVID-19 pandemic. The Company's customers include large global firms in industries such as grocery, logistics and e-commerce that are continuing to provide critical services during this difficult period. The crisis has highlighted Electrovaya's important role in helping its customers execute mission-critical applications under highly challenging conditions. Electrovaya's major customers continue to generate revenue, and may, in some cases, have experienced an increase in demand for their essential services. However, the COVID-19 did disrupt the Company's supply chain from many of its global vendors with resultant delays in delivery of the Company's products to its customers and slowed the Company's growth trajectory during the year to some degree.

Electrovaya considers the health and safety of its employees and other stakeholders to be of the highest priority. To mitigate the spread of COVID-19, the Company has implemented a number of common-sense initiatives at its headquarters, including increased sanitization of frequently touched surfaces, use of masks, and social distancing guidelines, air-purifiers at many locations and UV-C lamps inside air handling heating and cooling systems. All of these COVID related activities and precautions may reduce operational efficiency.

2.3.8 Manufacturing

The Company has a battery and battery systems research and manufacturing facility in Mississauga, Ontario. The location comprises approximately 62,000 square feet and is designed to enhance the Company's productivity and efficiency. The facilities are focused on lithium ion battery production, which includes the assembly, integration and testing of lithium ion batteries as well as development and testing of new products and enhancements by our engineering team.

2.3.9 Safety

Safety is of paramount importance to the Company not only for our products but more importantly for our people. We have robust safety protocols in all areas. We have a Joint Health and Safety Committee with includes employees across disciplines and at all levels. This Committee regularly meets to ensure safety protocols are followed and updated when necessary.

Our products are designed and manufactured with safety as the primary concern. All components are vigorously tested prior to being included in the manufacturing process. Our products are assembled to the highest standard and are subject to a comprehensive end of line testing to ensure they adhere to our demanding safety standards.

Electrovaya recently achieved the UL2580 certification, UL LLC completed multiple system level tests on Electrovaya's batteries, including fire propagation at both ambient and elevated temperatures, and other electrical and mechanical tests. Furthermore, UL completed full functional testing and provided UL991 and UL1998 certifications relating to Electrovaya's fifth generation proprietary Battery Management System.

2.3.10  Quality

Quality is also an integral part of our culture and processes. We believe we have differentiated ourselves in the market by having the highest quality and safest product available.

Our quality assurance management system has been tested and validated by a number of third parties including Toyota/Raymond.

Our processes and systems are focused on ensuring that every product that is shipped to our customers conforms to our rigorous quality standards while being produced in a safe and environmentally conscious manner.

2.3.11  Sustainability

Our Company was founded 20 years ago with the express purpose to develop clean technology for a greener planet. Electrovaya is focused on contributing to the prevention of climate change through supplying the safest and longest lasting Li-Ion batteries in the marketplace. Our goal is to be a global leader in the supply of advanced lithium ion battery technologies.

Our processes and facilities embody our focus on sustainability. Waste is minimized and recycled where possible. Steps have been introduced to reduce our energy and water use.

3. Capital Structure and Market for Shares

Our authorized share capital consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. The holders of our common shares are entitled to vote at all meetings of our shareholders, and each common share carries the right to one vote in person or by proxy. The holders of the common shares are also entitled to receive any dividends we may declare, and to receive our remaining property upon liquidation, dissolution or wind-up.

Our common shares are listed for trading on the Toronto Stock Exchange under the symbol "EFL" and are quoted for trading on the OTCQB International market under the symbol "EFLVF". The table below sets forth information relating to the trading of the common shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume Traded
2021/09	1.54	0.83	5,501,899
2021/08	1.12	0.8	2,319,059
2021/07	1.39	0.9	2,437,181
2021/06	1.53	1.21	1,797,368
2021/05	1.66	1.17	2,905,526
2021/04	1.94	1.35	4,108,819
2021/03	2.17	1.56	10,347,005
2021/02	2.34	1.81	10,528,103
2021/01	2.5	1.39	15,062,174
2020/12	1.80	1.18	12,129,461
2020/11	1.81	0.81	9,929,329
2020/10	1.14	0.70	8,296,344

4. Dividend Policy

We have never declared or paid any dividends on our common shares in the past; however, we may declare and pay dividends on our common shares in the future depending upon our financial performance.

5. Directors and Officers

The following table sets forth the names and municipalities of residence of our directors and officers, the position they hold with us and their principal occupation during the last five years:

Name, Office (if any) and Principal Occupation	Director Since	Common Shares Beneficially Owned	Stock Options Held	Warrants

Dr. Sankar Das Gupta, Mississauga, Ontario, Canada Director, President and Chief Executive Officer	1996	51,853,754	3,300,000	7,100,000

Dr. Bejoy Das Gupta, Washington, D.C., U.S.A. Director Chief Economist, eCurrency	1999	1,206,867	225,000	-

Dr. Alexander McLean(1)(2), Oakville, Ontario, Canada Director and Chairman of the Board Professor Emeritus, University of Toronto, Department of Metallurgy and Materials Science; Adjunct Professor, Ryerson University; Adjunct Professor, Chiba Institute of Technology, Japan	2006	833,900	209,000	-

Dr. Carolyn M. Hansson(1)(2), Waterloo, Ontario, Canada Director Professor of Materials Engineering, Department of Mechanical and Mechatronics Engineering, University of Waterloo	2017	250,000	125,000	-

Dr. James K. Jacobs(1)(2), Toronto, Ontario, Canada Director, Retired	2018	2,390,536	70,000	-

Name, Office (if any) and Principal Occupation	Director Since	Common Shares Beneficially Owned	Stock Options Held	Warrants

John A. Macdonald(1)(2), Toronto, Ontario, Canada Director, formerly CEO of Enercare	2019	-	43,750	-

Richard P. Halka, Mississauga, Ontario, Canada Secretary and Chief Financial Officer since July 2015	N/A	502,500	360,000	-

Dr. Rajshekar Das Gupta Mississauga, Ontario, Canada Chief Operating Officer	N/A	762,000	8,154,000	-

(1) Audit Committee member.

(2) Nominating, Corporate Governance and Compensation Committee member.

All directors hold office until the close of the next annual meeting of the shareholders or until their successors are duly elected or appointed

As of September 30, 2021, the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 57,799,557 or 40% of the issued and outstanding common shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, to the best of management's knowledge, no officer or director:

(a) is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of this AIF, or has been within 10 years before the date of the AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the officer or director.

On January 25, 2018, Litarion commenced a voluntary structured insolvency process and an Administrator was put in place for the sale of the business. On April 30, 2018, the Administrator commenced insolvency proceedings and assumed control of the assets of Litarion GmbH. Sankar Das Gupta, President and Chief Executive Officer of the Corporation, and Richard Halka were managing directors of Litarion until the Administrator's appointment.

In June, 2021, the administrator of Litarion and the Company and its officers agreed to mutually settle all claims as part of the termination of the insolvency proceedings.

Except as described below, to the best of management's knowledge, no officer or director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a Proposed Nominee.

On June 30, 2017, the Company and Sankar Das Gupta, President and Chief Executive Officer of the Corporation, entered into a Settlement Agreement (the "Agreement") with Staff of the Ontario Securities Commission ("OSC") resolving issues the OSC identified with respect to the Company's continuous disclosure between December 2015 and September 2016 (the "Time Period"). The Agreement settled allegations by the OSC regarding unbalanced news releases that did not adequately disclose the nature and risks of newly-announced business arrangements issued by the Company during the Time Period, that the Company did not update previously announced forward-looking information in its Management Discussion and Analysis during the Time Period, and that the Company did not provide an accurate description of its business in its annual information form filed during the Time Period.

The Company did not face a financial penalty in relation to the Agreement. Dr. Das Gupta agreed to pay an administrative penalty and upgrade his personal knowledge of continuous disclosure standards. Under the terms of the Agreement, the Company agreed to additional steps to comply with continuous disclosure requirements, including

• a review of the Company's corporate governance framework by an independent consultant and adopting all recommended changes that are accepted by OSC Staff;

• institute a disclosure committee comprising 4 directors (2 of whom shall be independent) for a period of 20 months, which committee must approve all public disclosure made by the Corporation;

• name an independent director as Chair of the disclosure committee for a period of 20 months; and

• name an independent director as Chair of the Board for a period of 20 months. Under the terms of the Settlement Agreement, Dr. Das Gupta agreed to:

• pay an administrative penalty of Cdn$250,000;

• a prohibition on acting as a director or officer of any reporting issuer, other than the Company or an affiliate, for a period of one year;

• pay the costs of the corporate governance consultant's review; and

• participate in, and pay for, a corporate governance course on disclosure issues acceptable to staff of the OSC.

6. Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is AST Trust Company (Canada) at its principal office in Toronto, Ontario.

7. Legal Proceedings and Regulatory Actions

The Company is not involved in any legal proceeding or regulatory action which it expects would have a material effect on the Company.

8. Interest of Management and Others in Material Transactions

Other than as disclosed in this AIF, no director, executive officer, person or company that beneficially owns or controls more than 10% of any class of the Company's outstanding voting securities, or any associates or affiliates of persons had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the company.

Personal Guarantees

The Company's CAD$6 million principal promissory note is guaranteed by the personal guarantee of Dr. Sankar Das Gupta, CEO and the controlling shareholder of the Company, as well as secured by a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favour of the lender.

	September 30,
	2021	2020
Promissory Note	$4,734,000	$4,503,000

In June 2020, as consideration for the significant personal risk involved in granting the Company's lenders personal guarantees and share pledges, the Company's independent directors approved the issuance to Dr. Das Gupta of 4,000,000 Common Shares at a price of $0.13 (Cdn $0.18), and 7,100,000 warrants to purchase Common Shares, each exercisable at a price of $0.13 (Cdn $0.18) until April 2, 2030 as consideration for the guarantees and pledges described above.

Electrovaya Labs - Facility Usage Agreement

In May 2021 Electrovaya entered a month to month Facility Usage Agreement for the use of space and allocated staff of a third party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, Electrovaya's CEO and controlling shareholder, and which group includes its COO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of $25,000 is now with a related party of Electrovaya.

In December 2021 the Facility Usage Agreement was renewed for a further 12 months on the same terms and conditions.

Performance Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Corporation, a committee composed entirely of independent directors, the Board of Directors of the Corporation determined that it is advisable and in the best interests of the Corporation to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Corporation's shareholders.

Dr. Sankar Das Gupta was granted two million options which vest in two tranches of one million options each based on reaching specific target market capitalization thresholds. As the target market capitalization thresholds have not yet been reached, none of these options have vested.

Dr. Rajshekar Das Gupta was granted four million and five hundred thousand options which vest in three tranches of one million and five hundred thousand options based on reaching specific target market capitalization thresholds. As the target market capitalization thresholds have not yet been reached, none of these options have vested.

9. Material Contracts

The Company does not have any material contracts that were required to be filed under section 12.2 of National Instrument 51-102 - Continuous Disclosure Obligations.

10. Interests of Experts

The auditor of the Company is Goodman and Associates LLP ("Goodman and Associates"), Chartered Accountants, Suite 200, 45 St. Clair Ave. West, Toronto, Ontario M4V 1K6. There are no registered or beneficial interests, direct or indirect, in any securities or other property of the Company or any of its subsidiaries held or received by Goodman and Associates. Goodman and Associates is independent in accordance with the auditors' rules of Professional conduct in Canada.

11. Risk Factors Risk Factors

Our business of designing, developing and manufacturing lithium-ion advanced battery and battery systems for the transportation, electric grid stationary storage and mobile markets faces many risks of varying degrees of significance, which could affect our ability to achieve our strategic objectives. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements. Additional risks the Company faces are disclosed in the Company' Management's Discussion and Analysis for the year ended September 30, 2021.

There is no assurance that we will be able to produce or generate and fulfill orders for large quantities of our products.

Electrovaya may not be able to establish anticipated levels of high-volume production on a timely, cost-effective basis, or at all. It has never manufactured batteries in substantially large quantities and it may not be able to maintain future commercial production at planned levels. As a result of the risks discussed within this AIF, among others, Electrovaya may not be able to generate or fulfill new sales orders or deliver them in a timely manner, which could have a material effect on its business and results of operations.

Our ability to generate positive cash flow is uncertain.

To rapidly develop and expand our business, we have made significant up-front investments in our manufacturing capacity and incurred research and development, sales and marketing and general and administrative expenses. In addition, our growth has required a significant investment in working capital and significant debt finance over the last several years. We have had negative cash flow in multiple fiscal periods in our recent history and we may continue to have negative cash flow in the future as we continue to incur debt service costs, increased research and development, sales and marketing, and general and administrative expenses, as well as acquisition expenses. Our business will continue to require significant amounts of working capital to support our growth. Therefore, we may not achieve sufficient revenue growth to generate positive future cash flow and may need to raise additional capital from investors or other finance sources to achieve our future growth. An inability to generate positive cash flow for the foreseeable future or raise additional capital on reasonable terms may decrease our viability.

Our failure to raise additional capital necessary to expand our operations and invest in our products and manufacturing facilities could reduce our ability to compete successfully.

We regularly require additional capital and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per-share value of our common shares could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. We also seek Canadian and U.S. federal, provincial and state grants, loans and tax incentives, some of which we intend to use to expand our operations. We may not be successful in obtaining these funds or incentives. If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:

• develop or enhance our products or introduce new products;

• continue to expand our development, sales and marketing and general and administrative organizations and manufacturing operations;

• attract top-tier companies as customers or as our technology and product development partners;

• acquire complementary technologies, products or businesses;

• expand our operations, in Canada, U.S. or internationally;

• expand and maintain our manufacturing capacity;

• hire, train and retain employees;

• respond to competitive pressures or unanticipated working capital requirements: or,

• continue as a going concern.

The insolvency of Litarion GmbH exposes us to a number of risks.

Electrovaya had over the years invested a large amount of funds into Litarion and these funds may never be recovered through the insolvency process. Risks that arise from the insolvency process include whether current customers will continue to make and increase orders for the Company's products, whether the Company's alternate supply chain will be adequate to replace material supply and manufacturing, and whether the process will proceed in an orderly fashion that will satisfy Litarion's debt without a significant negative effect on the Company or its assets.

We manufacture a complex product including components from various suppliers. Failures in components or the finished product could result in product recalls, and rework of the product could lead to claims and additional costs. Our products carry warranties, and this exposes us to undeterminable cost should product failures occur.

While we have in place quality controls for ourselves and our suppliers, there is no assurance that a fault will not occur occasionally. As such there is a risk of a warranty claim and recall of products, that could have a negative effect on our business and results of operations.

Our principal competitors have, and any future competitors may have, greater financial and marketing resources than we do, and may develop batteries or other technologies similar or superior to ours or otherwise compete more successfully than we do.

Competition in the battery industry is intense. The industry consists of major domestic and international companies, most of which have existing relationships in the markets into which we sell as well as financial, technical, marketing, sales, manufacturing, scaling capacity, distribution and other resources, and name recognition substantially greater than ours. With respect to large energy storage systems specifically, this is a relatively new product offering for the Company, and competition for sales of such products includes both battery companies listed elsewhere and large multinational companies such as General Electric, Siemens, and Hitachi, and Electrovaya may not be able to compete with such entities due to inability to match scale, expertise, geographical reach, or other factors. These companies may develop batteries or other technologies that perform as well as or better than our batteries, activities into which the Company has limited knowledge and visibility. We believe that our primary battery competitors are existing suppliers of cylindrical lithium-ion, nickel cadmium, nickel metal-hydride and in some cases, non-starting/lighting/ignition lead-acid batteries. Potential customers may choose to do business with our more established competitors, because of their perception that our competitors are more stable, are more likely to complete various projects, can scale operations more quickly, have greater manufacturing capacity, are more likely to continue as a going concern, and may lend greater credibility to any joint venture. If we are unable to compete successfully against manufacturers of other batteries or technologies in any of our targeted applications, our business could suffer, and we could lose or be unable to gain market share.

The demand for batteries for transportation and in other markets depends on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low gasoline prices could adversely affect demand for electric and hybrid-electric vehicles.

We believe that much of the present and projected demand for advanced batteries in the transportation and other markets results from the price of oil, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternate forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of oil decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified its regulations or economic incentives related to fuel efficiency and alternate forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for our batteries could be reduced, and our business and revenue may be harmed.

Gasoline prices have been volatile, and this continuing volatility is expected to persist. Lower gasoline prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline prices remain at deflated levels for extended periods of time, the demand for hybrid and electric vehicles may decrease, which would have an adverse effect on our business. In recent years gasoline prices have decreased significantly and it is possible that this price deflation will continue for a long period of time and have a material adverse effect on Electrovaya's business.

From time to time, the Company may enter into contracts or other arrangements with customers, and may disclose estimates of future sales and revenue associated with such contracts or arrangements. Contracts with our customers typically do not provide for firm price or volume commitments, or "take or pay" arrangements with respect to product orders. As a result, our business development and partnering efforts may fail to generate revenue in meaningful amounts, or at all, and actual revenue generated from any such contracts may be materially less than estimated and announced.

From time to time, the Company will negotiate sales or supply contracts for its products. Typically, such contracts provide for a master framework for sales to a customer under which product will be sold pursuant to purchase orders, but without any minimum volumes or other purchase or payment obligations under the contract. Therefore the Company is subject to the requirements of such customer as to if, as, when, and in what volume they wish to ultimately purchase product.

From time to time, the Company may estimate future revenue expectations based on forecasts for orders during the life of such contract provided to the Company by the customers, and may announce such expectations publicly. However, execution of the orders remains solely in the discretion of the customers. Accordingly, Electrovaya's actual revenues under any contract or other customer arrangement could be materially less than initially estimated or announced. Any such customer order forecasts constitute forward-looking information of the customer, and the Company does not have knowledge of the material factors or assumptions used by the customers to develop the order forecasts, and cannot assess their reliability. The Company also does not have the ability to monitor the performance of the customers' business in order to confirm that the volumes initially represented by them in any forecasts remain valid. If such forecasts do not remain valid, or if firm irrevocable orders are not obtained, the Company's potential estimated revenues could be materially and adversely impacted, which could have a material effect on its business and results of operations.

The actual results of the Company may differ materially from the expected results announced based on arrangements with customers that are not definitive agreements. The Company may not be able to fulfill certain requirements of customer arrangements.

From time to time, the Company may enter into and announce understandings or other arrangements other than contracts with customers. Any understandings or other arrangements may be subject to additional risks including that the arrangements may still be subject to negotiation and there is no assurance a definitive agreement will be reached, or that if such agreement is reached, such agreement will be on the same terms as disclosed in the understanding. For example, product specifications may not yet have been agreed to and therefore a definitive agreement cannot be entered into, nor deliveries commenced until product specifications are agreed and a definitive arrangement is signed. Any definitive agreement with a customer, if entered into at all, may be on terms materially different than as disclosed in any announcement of an understanding or other arrangement that is not a definitive agreement. The actual results of the Company's business may be materially different than as expected pursuant to any understanding that is not a definitive agreement, therefore undue reliance should not be placed on any agreement that is not a definitive agreement.

Electrovaya occasionally receives purchase orders that contain a series of milestones or deliverables, all or a portion of which may need to be completed in serial fashion before each subsequent activity and revenue generating milestones can be achieved. If each required milestone is not achieved, the entire amount of the purchase order may not be realized.

Financial outlooks are inherently forward-looking and the Company's actual financial results may differ, possibly materially, from any expected results presented in a financial outlook..

From time to time, the Company may disclose financial outlooks. Financial outlooks constitute forward-looking information, which is necessarily based on certain assumptions about future circumstances and results of operations. The Company believes it bases its financial outlooks from time to time on assumptions that are reasonable in the circumstances, but the achievement of actual results is subject to a number of risks that could cause the information in the forward- looking statement to differ from the statements as presented, possibly materially.

There is no guarantee that actual results will be as presented in any financial outlook, and may materially differ. Investors and other market participants may base their expectations on a financial outlook provided by management. Differences in financial and operating results as compared to any financial outlook may cause the trading price of the Common Shares to decrease, possibly materially.

Sales under the Raymond Strategic Supply Agreement and Vicinity Strategic Supply Agreement are not Guaranteed.

In December 2020, the Company entered into the Raymond Strategic Supply Agreement. The Strategic Supply Agreement includes a provision where Raymond can have an exclusive arrangement with the Company if it makes purchases with a value of at least $15 million in an annual period. The Company based its financial outlook (including revenue forecasts) in its base shelf prospectus dated December 7, 2021 on the basis that Raymond would be incentivized to maintain the exclusive relationship and provide purchase orders in at least an amount required to maintain exclusivity, given feedback on the products received to date, interpretation of such a clause, and an evaluation of Raymond's financial capability to complete such orders and the materiality of the value of such orders in the context of Raymond's enterprise as a whole. While the Company believes it is reasonable to assume that the minimum quantity required to maintain exclusivity under the Strategic Supply Agreement will be purchased, there is no guarantee these sales will be made and the achievement of such sales is subject to a number of assumptions and factors including those described in the section "Cautionary Note Regarding Forward-Looking Information, and in the Section "Risk Factors" in the base shelf prospectus. The failure of Raymond to fulfill a material amount of orders under the Strategic Supply Agreement could have a material adverse effect on the Company's ability to meet the sales and revenue projections in any financial outlook provided herein, and on the Company's results of operations.

In October 2021, the Company also entered into a Strategic Supply Agreement with Vicinity Motor Corp. The Vicinity Strategic Supply Agreement is for the supply of battery systems for Vicinity's line of EV buses and trucks. The Vicinity Strategic Supply Agreement has no minimum purchase level and offers no guarantee of orders thereunder. The Company has only assumed a small number of batteries sold under this agreement in 2022 in creating its financial outlook in the base shelf prospectus, including revenue and sales projections. While the Company believes it is reasonable to assume that some number of orders will be received pursuant to the Vicinity Strategic Supply Agreement in 2022 and that revenue will be generated therefrom based on, among other things, indications of interest in the Vicinity Strategic Supply Agreement for orders well in excess of the number included in the Company's financial outlook and revenue estimate for 2022, and published guidance from Vicinity as to expected 2022 deliveries, there is no guarantee of any orders under the Vicinity Strategic Supply Agreement and failure to receive such orders could have a material adverse effect on the Company's sales and the Company's ability to meet the sales projections in any financial outlook provided herein.

Sales under the Raymond Strategic Supply Agreement and the Vicinity Strategic Supply Agreement are subject to a number of assumptions and factors including those described in the section "Cautionary Note Regarding Forward-Looking Information, and in the Section "Risk Factors" in the base shelf prospectus.

The ongoing global COVID-19 pandemic may have significant and far-reaching negative effects on our operations and our customers.

The ongoing global COVID-19 global pandemic has created a number of risks in the Company's business, not all of which may be quantifiable to or immediately identifiable by the Company. To date, the Company believes the impact of the virus on the Company's operations and workforce has been mitigated as the Company was exempt from government lockdown orders, as manufacturing has generally been deemed an essential service in Ontario and the Company has continued to operate throughout the pandemic.

While the efficiency of the Company's day-to-day operations has not to date been negatively impacted by the need for physical separation and increased sanitation, depending on future outbreaks and their severity, there may be a risk of such negative impacts on efficiency and productivity in the future. Social distancing restrictions to protect the safety of our employees may limit the volume of product the Company is able to manufacture and distribute. In addition, some employees may be affected in their ability to travel on public transit or otherwise work due to safety fears, or may be subjected to lockdowns or quarantines, particularly if exposed to the virus, even if not infected themselves, which could lead to absenteeism and impacts on productivity. Any on-site exposure to the virus could result in complete shutdowns to operations.

The Company has not experienced significant detrimental effects on productivity or costs due to mitigation strategies, including the implementation of social distancing (including work-from- home policies for those employees who could work from home), personal protective equipment requirements, employee education, and sanitation measures, particularly as knowledge of the risk profile for viral infection has increased throughout 2020 and 2021 and targeted sanitation measures were adjusted accordingly. Through the early phases of the COVID-19 pandemic, the Company understood, based on information available at the time, that the virus had a high possibility of airborne transmission through respiration of aerosol droplets. Therefore in addition to mandatory masking, social distancing, increased hand washing, and increased surface sanitary precautions, the Company also installed UV-C devices which flooded the workplace air ducts with UV radiation, and installed several portable UV-C devices with HEPA filters in the workplace. The Company can infer these precautions were effective as the Company did not experience any instances of workplace COVID-19 transmission. However, the Company is located in a designated "hot" zone for COVID-19 in Ontario, Canada, and there is no certainty the effectiveness of these measures will persist during future or variant outbreaks.

The Company's principal operations consist of manufacturing, engineering and research, and prior to the COVID-19 outbreak, most Company personnel worked on the Company's premises. After the outbreak, the Company implemented a work-from-home policy where any individual who could work from home, did so. The Company encouraged all its employees to vaccinate as early as possible and supported the vaccination drive by providing employees information on vaccine availability. The Company also gave time off with pay for employees to take vaccinations or COVID-19 tests. However, while the Company has not experienced any substantial COVID-19-related employee turnover or absenteeism to date, there is no certainty that the Company will not experience such negative effects during future or variant outbreaks that may occur.

The virus also disrupted the Company's global supply chain, as lockdowns in many countries may affect some of its suppliers' ability to produce needed components. These supply constraints and increases in shipping costs may have resulted, and may still result, in increased component costs to the Company. Transport of the Company's products both domestically and across international borders may be affected by the impact of COVID-19 on workers in the transportation industry, and border closures or other travel restrictions. At the beginning of the outbreak, some of the Company's component suppliers from Asia, Europe and North America faced difficulties in supplying production components on time, due to material availability and transport restrictions. To mitigate these effects, the Company changed its purchasing patterns to purchase critical components in greater amounts and prior to their need, instituted risk purchasing policies, and sought out and developed multiple alternative sources and suppliers. The Company believes these mitigation strategies have been effective to date, and critical components including microprocessor chips, electrical and electronic components, steel parts and other items have been made available on time to the Company's production team, however the Company has experienced marginal inflation of production costs. The costs in designing and implementing the COVID-19 mitigation efforts are recognized as general overhead costs and are not segregated in the Company's financial statements. However, despite what the Company believes is the institution of successful mitigation efforts on supply chain disruption to date, there is no certainty the effectiveness of these supply-chain disruption mitigation measures will persist during future outbreaks or variant outbreaks.

During the pandemic, the Company's customers and potential customers, especially those from outside Canada, could not visit the Company's operations, nor could they meet with the Company at trade shows and product exhibitions. It is possible, but not quantifiable, that these restrictions could have led to reduction in revenues during the course of the pandemic from foregone sales.

Costs related to COVID-19 and potential revenue reduction as a result was mitigated through certain government assistance programs, described in the financial statements for the year ended September 30, 2021 and 2020 and corresponding MD&A.

The Company currently depends on a relatively small number of significant customers for a large percentage of its overall revenue. Its customers include end users of material handling electric vehicles (primarily forklifts) who purchase its battery products through the Company's direct sales channel, and the customer base has more recently expanded to include forklift manufacturers who distribute the Company's products to their own customers through the manufacturer's distribution channels under the manufacturer's brand. COVID-19 has had and may continue to have unanticipated consequences on the Company's business, overall revenue, and the timing for revenue as a result of effects on the Company's customers, as delivery schedules under supply agreements with manufacturers have been subject to a high degree of variability as compared to the parties' negotiated intentions. In particular, global supply chain effects, particularly for semiconductors, a key components of forklifts, has resulted in an inability on the part of the Company's forklift manufacturing customers to obtain necessary components for their manufacturing operations and therefore disrupted their ability to deliver their products to customers, and in turn disrupted expected ordering patterns and volumes of the Company's batteries for sales through the manufacturer's channels. This effect was not foreseeable at the time of negotiating the supply agreement, and the Company depends on communications from its customers to understand external impacts on their ordering patterns, which either may not be apparent to the customer or not shared with the Company. The delay in revenue for deliveries under the supply agreement led the Company to withdraw full-year revenue guidance for its 2021 fiscal year in May 2021. The Company believes this is a normal course learning curve in dealing with a new distribution channel, and is in contact with its customers to optimize purchasing patterns under the supply relationships and understand the pressures its customers face to mitigate these effects and create more predictable revenue patterns.

COVID-19 may also have other general and unquantifiable effects on the Company as global retail sales of goods have been affected by restrictions on store openings, and global shipping of goods has been constrained through capacity issues. Such global impacts on retail sales of goods may have an effect on the Company, as customers have less volume of orders to fulfill and therefore less need to purchase the Company's products. However the Company believes this effect may be offset by higher e-commerce volumes and changing consumer behaviour patterns and an increasing dependence on e-commerce while subject to government-order restrictions on mobility and commercial activity.

We may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals.

We believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel who are familiar with our key customers and experienced in the battery industry. Industry demand for such employees, especially employees with experience in battery chemistry and battery manufacturing processes, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense. This competition will intensify if the advanced battery market continues to grow, possibly requiring increases in compensation for current employees over time. We compete in the market for personnel against numerous companies, including larger, more established competitors who have significantly greater financial resources than we do and may be in a better financial position to offer higher compensation packages to attract and retain human capital. We cannot be certain that we will be successful in attracting and retaining the skilled personnel necessary to operate our business effectively in the future. Because of the highly technical nature of our batteries and battery systems, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.

Our working capital requirements involve estimates based on demand expectations and may decrease or increase beyond those currently anticipated, which could harm our operating results and financial condition.

In order to fulfill the product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. As a result, we base our funding and inventory decisions on estimates of future demand. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements.

Laws regulating the manufacture or transportation of batteries may be enacted which could result in a delay in the production of our batteries or the imposition of additional costs that could harm our ability to be profitable.

Laws and regulations exist today, and additional laws and regulations may be enacted in the future, which impose environmental, health and safety controls on the storage, use and disposal of certain chemicals and metals used in the manufacture of lithium-ion batteries. Complying with any laws or regulations could require significant time and resources from our technical staff and possible redesign of one or more of our products, which may result in substantial expenditures and delays in the production of one or more of our products, all of which could harm our business and reduce our future profitability. The transportation of lithium and lithium-ion batteries is regulated both domestically and internationally. Compliance with these regulations, when applicable, increases the cost of producing and delivering our products.

Electrovaya does not have a collaborative partner to assist it in the development of its batteries, which may limit its ability to develop and commercialize its products on a timely basis.

Electrovaya believes that the formation of strategic partnerships will be critical for the Company to meet its business objectives. It will continue to seek arrangements with potential partners to mitigate development and commercialization risks going forward, balanced by its objective to maximize market share and penetration by not entering into exclusivity arrangements with a single partner.

The Company expects to continue to incur significant costs and invest considerable resources designing and testing batteries for use with, or incorporation into, specific products, which may not translate into revenue for long periods of time, or ever.

The development by the Company of new applications for its rechargeable batteries is a complex and time-consuming process. New battery designs and enhancements to existing battery models can require long development and testing periods. Significant delays in new product releases or significant problems in creating new products could negatively impact the Company's revenues. Significant revenue from these investments may not be achieved for a number of years, if at all. Moreover, these applications may never be profitable and even if they are profitable, operating margins may be low.

We depend on contract manufacturing with many risks

There are many risks associated with contract manufacturing. There could be trade wars and associated tariffs which could make contract manufacturing too expensive to operate. Our intellectual property is more difficult to control in contract manufacturing. Contract manufacturing could lead to products with inferior qualities, especially as we will have to depend on the quality practises of the contract manufacturer. There is also potential loss of control of the supply chain, potential supplier credit risk, and third-party product and financial liability.

Our products depend on intellectual property, which may be subject to challenge or failures to adequately protect it.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to manufacture and sell our products. If we fail to protect our proprietary technology, we may lose any competitive advantage it provides. Others may claim that the Company's products infringe on their intellectual property rights, which could result in significant expenses for litigation, developing new technology or licensing existing technologies from third parties. If we are unable to maintain registration of our trademarks, or if our trademarks or trade name are found to violate the rights of others, the Company may have to change its trademarks or name and lose any associated goodwill.

We have had a history of losses, and we may be unable to achieve or sustain profitability.

We have never been profitable on an annual basis. We expect to incur expenses as we continue to develop and expand our business and our manufacturing capacity. We may incur significant losses in the future for a number of reasons, including the risks described in this AIF, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability.

The Company manufactures products which can become hazardous in some circumstances.

Electrovaya is exposed to certain risks as a result of being in an industry that manufactures devices or products containing energy. All lithium-ion polymer batteries can become hazardous under some circumstances. In the event of a short circuit or other physical, electrical or thermal damage to these batteries, chemical reactions may occur that release excess heat or gases, which could create dangerous situations, including fire, explosions and releases of toxic fumes. The Company's batteries may emit smoke, catch fire or emit gas, any of which may expose Electrovaya to product liability litigation. In addition, these batteries incorporate potentially hazardous materials, which may require special handling, and safety problems may develop in the future. Product failure or improper use of lithium-ion polymer battery products, such as the improper management of the charging/discharging system, may also result in dangerous situations. The identification of any health or safety concerns could affect the Company's reputation and sales. Changes in environmental or other regulations affecting the manufacture, transportation or sale of Electrovaya's products could also adversely affect the Company's ability to manufacture or sell its products or result in increased costs or liability.

Electrovaya may be required to devote significant financial and management resources to processing and remedying warranty claims. If product liability issues arise, the Company could incur significant expenses and suffer damage to its reputation and the market acceptance of its products.

Our sales volume is not assured, and we depend on a limited number of customers for a significant portion of our sales.

The Company expects to continue to sell its products directly to corporate customers, but if these parties do not purchase these products or purchase them in lower quantities or over longer time periods than expected, Electrovaya's revenue profile and cash flows may be severely affected. The Company continues to rely upon a limited number of customers for a significant portion of its sales and the loss of any customer could have a material adverse effect on its sales and operating results and make it more difficult to attract and retain other customers.

If overall market demand for the Company's products and clean energy sources declines significantly, and consumer and corporate spending for such products declines, Electrovaya's revenue growth will be adversely affected. Additionally, the Company's revenues would be unfavorably impacted if customers reduce their purchases of new products or upgrades to the Company's existing product lineup if such new offerings are not perceived to add significant new functionality or other value to prospective purchasers.

Electrovaya depends on the supply of certain raw materials and components for the manufacture of anodes, cathode and separators, the supply of which is beyond our control. Such raw materials, especially lithium salts may be in short supply. As demand for lithium-ion batteries escalates there could be significant raw material shortages and the company may be unable to produce or deliver products to its customers or meet its cost targets due to escalation of prices of its raw materials.

Lithium salts have escalated in price as the demand for lithium-ion batteries increases, and the development of additional lithium salt supply to meet demand is not assured. In addition, Electrovaya's battery management systems contain electronics and micro-chips. Prices for raw materials critical to the Company's products could continue to escalate, and the price and delivery of electronic components and micro-chips can have high volatility. If the Company is unable to source critical raw materials and components in a cost-effective manner or at all, the Company may not be able to produce its products in the anticipated volume or at all, or charge a competitive price for its products, which could have a material adverse effect on its business andresults of operations. Contract manufacturing reduces some of these risks to Electrovaya and moves it to the contract manufacturer.

Agreements between Electrovaya and its customers are subject to risks.

The agreements between Electrovaya and its customers (collectively the "Contracts") are subject to a number of risks, including: (i) no sales are assured under the Contracts and no firm irrevocable commitments have been obtained by Electrovaya under the Contracts or if firm irrevocable commitments are obtained the customer may not honour such commitments or may seek to re-negotiate or defer such commitments; (ii) most of the Contracts do not provide for a minimum contracted volume, and therefore, Electrovaya is subject to the requirements of its customers as to if, as and when and in what volume they wish to ultimately purchase; (iii) Electrovaya's estimation of revenue is calculated based on the expectations and forecasts for orders during the life of the contract provided to Electrovaya by the customers (the "Estimates") which orders are solely at the discretion of the customers - accordingly the actual revenues of Electrovaya under the Contracts could be materially less than initially estimated as the Contracts are not, unless otherwise disclosed by Electrovaya, "take or pay' nor do they provide for a minimum contracted volume; (iv) the Estimates constitute forward-looking information and Electrovaya does not have knowledge of (X) the material factors or assumptions used by the customers to develop the Estimates or of their reliability, or (Y) the ability to monitor the performance of the business of the customers in order to confirm that the volumes initially represented by them in the Estimates remain valid; and (v) if the Estimates do not remain valid, or if firm irrevocable orders are not obtained, the potential estimated revenues of Electrovaya could be materially and adversely impacted.

Letters of Intent and Memoranda of Understanding Entered into by Electrovaya are non-binding and no definitive agreements may be executed.

Non-binding MoUs entered into by Electrovaya are subject to a number of risks including: (i) the arrangements are still in the negotiation phase and there is no assurance a definitive agreement will be reached or if reached, such agreement will be on the same terms as disclosed in the MoU,

(ii) product specifications have not yet been agreed and thus Electrovaya cannot enter into a definitive agreement nor commence deliveries until the product specifications are agreed and a definitive arrangement is signed; (iii) no sales are assured under the MoUs and no firm irrevocable commitments have been obtained from the potential customer; and (iv) the MoUs and any definitive agreement entered into in furtherance thereof, may be subject to the same risk factors as the Contracts.

Our international operations and sales activities subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions.

Risks inherent to international operations and sales, include, but are not limited to, the following:

• difficulty in enforcing agreements, judgments and arbitration awards in foreign legal systems;

• impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments and the fact that the local currencies of these countries are not freely convertible;

• inability to obtain, maintain or enforce intellectual property rights;

• changes in general economic and political conditions;

• changes in foreign government regulations and technical standards, including additional regulation of rechargeable batteries, power technology, or the transport of lithium or phosphate, which may reduce or eliminate our ability to sell or license in certain markets;

• requirements or preferences of foreign nations for domestic products could reduce demand for our products;

• trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive; and

• longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable, which may reduce the future profitability of foreign sales.

Our business in foreign jurisdictions (including the United States) requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends on our ability to succeed in different legal, regulatory, economic, social and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each foreign jurisdiction where we do business.

We outsource certain production items, which may pose associated risks to our business.

Electrovaya outsources certain production items in the normal course of its operations. Outsourcing has inherent risks, including the lack of application of internal quality assurance processes, potential loss of control of the supply chain, potential supplier credit risk, and third- party product and financial liability.

Our strategic plan includes growth, which it may not be able to manage effectively.

If the Company fails to manage growth successfully, it could experience delays, cost overruns or other problems. Similarly, the Company is in a specialized industry where qualified, key personnel may be difficult to retain or replace on a cost-effective basis.

The shift into large energy storage product lines exposes us to elevated levels of system failure and therefore reputational and product liability risk, as larger products have longer lives and greater voltage capacities, and are therefore relied on more heavily.

Electrovaya has started building and delivering large MWh sized energy storage systems for grid energy storage, which operate at elevated voltages of over 400 volts. Safety concerns are further heightened in these systems as they are necessarily larger and with greater voltages, yet are contained in a small space. Furthermore, these systems are for expected use in utilities and other electrical energy delivery applications where typical service life is longer than automotive or similar applications. There is a risk that our systems will not meet utility and similar industry standards.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our shares adversely, our share price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

We are exposed to risks associated with the fluctuation of currency values.

The Company is exposed to foreign currency risk. The Company's functional currency is the Canadian dollar and a majority of its revenue is derived in United States dollars. Purchases are denominated in Canadian dollars and United States dollars. The majority of the Company's operations are located primarily in Canada. Any fluctuations in the value of any of these currencies relative to the Canadian dollar or to each other may result in a material effect on the results of the Company's operations.

Our share price may be volatile.

The market price of our common shares could be subject to significant fluctuations, and it may decline below the price at which you purchased it. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common shares at or above the price you paid. Some of the factors that may cause the market price of our common shares to fluctuate include:

• fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

• fluctuations in our recorded revenue, even during periods of significant sales order activity;

• changes in estimates of our future financial results or recommendations by securities analysts;

• failure of any of our products to achieve or maintain market acceptance;

• product liability issues involving our products or our competitors' products;

• changes in market valuations of similar companies;

• success of competitive products or technologies;

• changes in our capital structure, such as future issuances of securities or the incurrence of debt;

• announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

• regulatory developments in Canada, the United States or foreign countries;

• litigation involving us, our general industry or both;

• additions or departures of key personnel;

• investors' general perception of us and our business; and

• changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business, financial condition or results of operations. The occurrence of any of the foregoing, without limitation, could cause the trading price of our shares to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common shares in the foreseeable future. Consequently, investors may need to rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common shares.

Adverse business or financial conditions affecting the electromotive and energy storage industries may have a material adverse effect on our development and marketing partners and our battery business.

Our financial results may vary significantly from period-to-period due to the long and unpredictable sales cycles for some of our products and changes in the mix of products we sell during a period, which may lead to volatility in our operating results and share price.

Much of our business depends on and is directly affected by the general economic state of Canada and the United States and the global energy storage industry. Possible effects could include reduced spending on alternative energy systems, a delay in the introduction of new, or the cancellation of new and existing, hybrid and electric vehicles and programs, and a delay in the conversion of existing batteries to lithium-ion batteries, each of which would have a material adverse effect on our business.

The size and timing of our revenue from sales to our customers is difficult to predict and is market dependent. Our sales efforts often require us to educate our customers about the use and benefits of our products, including their technical and performance characteristics. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle for us, typically many months. In some markets such as the transportation market, there is usually a significant lag time between the design phase and commercial production. We spend substantial amounts of time and money on our sales efforts and there is no assurance that these investments will produce any sales within expected time frames or at all. Given the potentially large size of battery development and supply contracts, the loss of or delay in the signing of a contract or a customer order could reduce significantly our revenue in any period. Since most of our operating and capital expenses are incurred based on the estimated number of design wins and their timing, they are difficult to adjust in the short term. As a result, if our revenue falls below our expectations or is delayed in any period, we may not be able to reduce proportionately our operating expenses or manufacturing costs for that period, and any reduction of manufacturing capacity could have long-term implications on our ability to accommodate future demand.

Our profitability from period-to-period may also vary significantly due to the mix of products that we sell in different periods. As we expand our business we expect to sell new battery and battery system products into new markets and applications. These products are likely to have different cost profiles and will be sold into markets governed by different business dynamics. Consequently, sales of individual products may not necessarily be consistent across periods, which could affect product mix and cause revenues and profit or loss to vary significantly.

As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results are not meaningful in every circumstance and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common shares could fall substantially either suddenly or over time.

We are dependent upon customers who manufacture their own finished products for our sales, and the actions and risks affecting these customers may also affect us, which risks we may not be able to effectively mitigate.

To be commercially useful, battery products must be integrated into products manufactured by customers, such as OEMs. We can offer no guarantee that such customers will manufacture appropriate, durable or safe products incorporating our products. Any integration, design, manufacturing or marketing problems encountered by such OEMs could adversely affect our reputation and therefore the market for our products and our financial results. The Company does not have visibility into the operating and business processes of its customers.

12. Additional Information

Additional information including directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans, and interests of insiders in material transactions, where applicable, is contained in the management information circular for our most recent annual meeting of shareholders that involved the election of directors. Additional information is also included in our consolidated financial statements and MD&A for our most recently completed financial year. The foregoing and other information about the Company can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com and on the Company's website at www.Electrovaya.com.

13. Audit Committee

The text of the Company's Audit Committee Charter is appended as Appendix "A".

The members of the Audit Committee of the Company are indicated in the listing of Directors in the section above entitled "Directors and Officers". All members of the Audit Committee are financially literate and independent.

In addition to carrying out its statutory legal responsibilities (including review of the Company's annual consolidated financial statements prior to their presentation to the Board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis. The Audit Committee meets or confers with the Company's external auditors and with members of management at least four times a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditors to be appointed as the Company's auditors at the annual meeting and the terms of their remuneration.

Pursuant to the Audit Committee's charter, any non-audit services to be provided to the Company must be approved by the Audit Committee prior to the auditors' engagement. Non- audit services are approved on an engagement-by-engagement basis.

The following summarizes the fees paid for professional services rendered by Goodman and Associates to the Company for the years ended September 30, 2021 and September 30, 2020:

Audit Fees	2021*	2020*

Audits for the respective fiscal years by Goodman and	$ 94,944	$ 90,070

Associates, including quarterly reviews	-	-

Total	$ 94,944	$ 90,070

Audit-related Fees	Nil	Nil

Tax Fees

Year-end tax returns preparation, NTR preparation, preparation and filing of required tax forms by Goodman and Associates	Included in above fees	Included in above fees

All other Fees	Nil	Nil

Total fees	$ 94,944	$ 90,070

* Converted into US dollars at the average rate for the fiscal year ended September 30, 2021 and 2020 respectively (2021: 1.2639 Cdn dollars per US dollar; 2020: 1.3323 Cdn dollars per US dollar)

APPENDIX "A"

AUDIT COMMITTEE CHARTER

ELECTROVAYA INC.

1. GENERAL

It is the policy of Electrovaya Inc. (the "Corporation") to establish and maintain an Audit Committee (the "Committee"), composed entirely of independent directors, to assist the board of directors (the "Board") in carrying out its oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board, including administrative support. If determined necessary by the Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

2. COMPOSITION OF THE COMMITTEE

2.1 The Committee shall consist of at least three directors. The Board shall appoint the members of the Committee. The Committee shall appoint one member to be the chair of the Committee (the "Chair").

2.2 Each director appointed to the Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities. Notwithstanding these guidelines, determination of independence is to be decided by the Board, whose decision is final.

2.3 Each member of the Committee shall be "financially literate". A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

3. MEETINGS OF THE COMMITTEE

3.1 The Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair and whenever a meeting is requested by the Board, a member of the Committee, the auditors, or a senior officer of the Corporation. Meetings of the Committee shall also correspond with the review of the quarterly financial statements and management's discussion and analysis.

3.2 Notice of each meeting of the Committee shall be given to each member of the Committee and to the auditors, who shall be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

However, no notice of a meeting shall be necessary if all of the members are present either in person or by means of telephone or web conference, or other communication equipment, or if those absent waive notice or otherwise signify their consent to the holding of such meeting.

3.3 Notice of a meeting of the Committee shall:

3.3.1 be in writing;

3.3.2 state the nature of the business to be transacted at the meeting in reasonable detail;

3.3.3 to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

3.3.4 be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

3.4 A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee. However, it shall be the practice of the Committee to require review, and, if necessary, approval of certain important matters by all members of the Committee.

3.5 Any matter to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Any action of the Committee may also be taken by an instrument or instruments in writing signed by all of the members of the Committee (including in counterparts, by facsimile or other electronic signature) and any such action shall be as effective as if it had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

3.6 A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

3.7 In the absence of the Chair, the members of the Committee shall choose one of the members present to be chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the secretary of the meeting.

3.8 The chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Committee; however, the Committee (i) shall meet with the external auditors independent of management, as necessary, in the sole discretion of the Committee, but in any event, not less than quarterly; and (ii) may meet separately with management.

3.9 The Committee shall hold an in-camera session without any senior officers present at each meeting of the Committee, unless such a session is not considered necessary by the members present.

3.10 Minutes shall be kept of all meetings of the Committee and shall be signed by the chair and the secretary of the meeting.

4. COMMITTEE RESPONSIBILITIES

The Committee's primary responsibilities are to:

4.1 identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

4.2 monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

4.3 engage independent counsel and other advisors as it determines necessary to carry out its duties;

4.4 set and pay the compensation for any advisors employed by the audit committee

4.5 monitor the independence and performance of the Corporation's external auditors;

4.6 communicate directly with the internal and external auditors;

4.7 deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

4.8 directly oversee the external audit process and results;

4.9 provide an avenue of communication among the external auditors, management and the Board; and,

4.10 ensure that there is an appropriate standard of corporate conduct relating to the internal controls and financial reporting of the Corporation.

5. DUTIES

5.1 The Committee shall:

5.1.1 review the audit plan with the Corporation's external auditors and with management;

5.1.2 discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

5.1.3 review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

5.1.4 review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

5.1.5 review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

5.1.6 consider whether the Corporation's financial disclosures are complete, accurate, prepared in accordance with IFRS and fairly present the financial position of the Corporation;

5.1.7 obtain timely reports from the external auditors describing critical accounting policies and practices applicable to the Corporation, the alternative treatment of information in accordance with IFRS that were discussed with the CFO of the Corporation, the ramifications thereof, and the external auditor's preferred treatment, and should review any material written communications between the Corporation and the external auditor;

5.1.8 review and discuss with senior officers of the Corporation any guidance being provided on the expected future results and financial performance of the Corporation, and provide its recommendations on such guidance to the Board;

5.1.9 review the procedures which are in place for the review of the public disclosure by the Corporation of financial information extracted or derived from the financial statements of the Corporation and periodically assess the adequacy of such procedures;

5.1.10 review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

5.1.11 consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

5.1.12 review with financial management and the external auditors the quarterly unaudited financial statements and management's discussion and analysis before release to the public;

5.1.13 before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses or securities offering documents (including documents incorporated by reference therein), annual reports, annual information forms, management's discussion and analysis and press releases containing financial information;

5.1.14 review, consider and if appropriate, approve any transactions between the Corporation and related parties of the Corporation and specifically reviewing the actions taken by, and especially non-management expenditures proposed by Board members to certify that these are correctly in the best interests of the Company and not just in the interest of a Board member or group of Board members;

5.1.15 oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

5.1.16 evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditors or the discharge of the external auditors when circumstances are warranted;

5.1.17 consider the recommendations of management in respect of the appointment of the external auditors;

5.1.18 pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of the Corporation's subsidiary entities (if any);

5.1.19 approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and consider the potential impact of such services on the independence of the external auditors;

5.1.20 review the fees paid by the Corporation to the external auditor in respect of audit and non-audit services on an annual basis;

5.1.21 when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Instrument 51-102 - Continuous Disclosure Obligations (or any successor instrument) of the Canadian Securities Administrators and the planned steps for an orderly transition period;

5.1.22 review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the external auditors and any former external auditors;

5.1.23 review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors; and

5.1.24 review with management at least annually, the financing strategy and plans of the Corporation.

5.2 The Committee has the authority to:

5.2.1 inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates (to the extent necessary);

5.2.2 discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate;

5.2.3 engage independent counsel and other advisors as it determines necessary to carry out its duties;

5.2.4 to set and pay the compensation for any advisors employed by the Committee;

5.2.5 conduct any investigation considered appropriate by the Committee; and

5.2.6 at any meeting, request the presence of the auditor, a member of senior management or any other person who could contribute to the subject of the meeting.

5.3 The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

6. CHAIR OF THE COMMITTEE

6.1 The Committee will appoint one member who is qualified for such purpose to be Chair, to serve until the next annual election of directors or otherwise until his or her successor is duly appointed. If, following the election of directors, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

6.2 The Chair should:

6.2.1 provide leadership to the Committee and oversee the functioning of the Committee;

6.2.2 chair meetings of the Committee (unless not present), including in-camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations and decisions of the Committee, and otherwise at such times and in such manner as the Chair considers advisable;

6.2.3 ensure that the Committee meets at least quarterly in each financial year of the Corporation, and otherwise as is considered advisable;

6.2.4 in consultation with the Chairman of the Board and the members of the Committee, establish dates for holding meetings of the Committee;

6.2.5 set the agenda for each meeting of the Committee, with input from other members of the Committee, the Chairman of the Board, and any other appropriate individuals;

6.2.6 ensure that Committee materials are available to any director upon request;

6.2.7 act as a liaison, and maintain communication, with the Chairman of the Board, and the Board to co-ordinate input from the Board and to optimize the effectiveness of the Committee;

6.2.8 report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board;

6.2.9 assist the members of the Committee to understand and comply with the responsibilities contained in this mandate;

6.2.10 foster ethical and responsible decision making by the Committee;

6.2.11 together with the Board, oversee the structure, composition and membership of, and activities delegated to, the Committee from time to time;

6.2.12 ensure appropriate information is provided to the Committee by the senior officers of the Corporation to enable the Committee to function effectively and comply with this mandate;

6.2.13 ensure that appropriate resources and expertise are available to the Committee;

6.2.14 ensure that the Committee considers whether any independent counsel or other experts or advisors retained by the Committee are appropriately qualified and independent in accordance with the applicable laws;

6.2.15 facilitate effective communication between the members of the Committee and the senior officers of the Corporation, and encourage an open and frank relationship between the Committee and the external auditor;

6.2.16 attend, or arrange for another member of the Committee to attend, each meeting of the shareholders of the Corporation to respond to any questions from shareholders that may be asked of the Committee; and

6.2.17 perform such other duties as may be delegated to the Chair by the Committee or the Board from time to time.

7. REMOVAL AND VACANCIES

Any member of the Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as he or she resigns or ceases to meet the qualifications set out above. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board on the recommendation of the Committee. If a vacancy exists on the Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

8. ASSESSMENT

At least annually, the Committee will assess its effectiveness in fulfilling its responsibilities and duties as set out in this Mandate and in a manner consistent with the Board mandate to be adopted by the Board.

9. REVIEW AND DISCLOSURE

The Committee will review this Mandate at least annually and submit it to the Board for approval with such further proposed amendments as it deems necessary and appropriate.

10. ACCESS TO OUTSIDE ADVISORS

The Committee may retain any outside advisor, at the expense of the Corporation at any time and has the authority to determine any such advisor's fees and other retention terms. The Committee, and any outside advisors retained by it, will have access to all records and information relating to the Corporation and its subsidiaries which it deems relevant to the performance of its duties.